Exhibit 1.02

Conflict Minerals Report
Introduction

This is the Conflict Minerals Report for RF Micro Devices, Inc. (“RFMD”), filed with the Securities and Exchange Commission (SEC) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.  For products that contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country, collectively defined as the “Covered Countries.” If based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

RFMD was incorporated under the laws of the State of North Carolina in 1991. We are a global leader in the design and manufacture of high-performance radio frequency (RF) solutions. Our products enable worldwide mobility, provide enhanced connectivity, and support advanced functionality in the mobile device, wireless infrastructure, wireless local area network (WLAN or WiFi), cable television (CATV)/broadband, Smart Energy/advanced metering infrastructure (AMI), and aerospace and defense markets. We are recognized for our diverse portfolio of semiconductor technologies and RF systems expertise, and we are a preferred supplier to the world’s leading mobile device, customer premises and communications equipment providers. Our design and manufacturing expertise encompasses many semiconductor process technologies, which we source both internally and through external suppliers.

Products

During the reporting period of January 1, 2013 to December 31, 2013, our products that may contain necessary conflict minerals that we manufactured or contracted to manufacture consisted of high-performance radio frequency solutions.

Supply Chain Overview

RFMD expects our suppliers to have in place policies and due diligence measures that will enable us to be reasonably assured that materials, parts, components or manufactured products supplied to us containing conflict minerals are DRC conflict free. We expect our suppliers to comply with the Electronic Industry Citizenship Coalition (“EICC”) Code of Conduct.

We are a purchaser of materials, parts, components and manufactured products and are many steps downstream in the minerals supply chain from smelters and refiners.  We do not purchase raw ore or unrefined conflict minerals.  Smelters and refiners are the consolidation points for raw ore and the Organisation for Economic Co-operation and Development (“OECD”) Guidance allocates to them the obligation to conduct due diligence on the source and chain of custody of the origin of raw ore.  The key role for us as a downstream actor under the OECD Guidance is to identify the smelters and refiners in the supply chain for our products and review the due diligence processes of those entities through information available to us as a participant in industry-wide due diligence assessment programs.

If we become aware of instances where minerals in our supply chain potentially finance armed groups, as defined in the Rule, we will work with our suppliers to find alternate conflict-free sources.

Reasonable Country of Origin Inquiry

RFMD’s RCOI was designed to determine whether any of the minerals that are necessary to the functionality and production of our products may have originated in the Covered Countries.

Our RCOI primarily consisted of conducting a supply-chain survey of relevant suppliers of materials, parts, components or manufactured products necessary to the to the functionality or production of our products which may contain 3TG (“in-scope suppliers”), using the standard Conflict Minerals Reporting Template (“CMRT”) designed by the Conflict Free Sourcing Initiative (“CFSI”), a joint initiative of the EICC and the Global e-Sustainability Initiative (“GeSI”). The template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

We have determined that with respect to our 2013 products containing necessary conflict minerals we know or have reason to believe that some of the necessary conflict minerals originated or may have originated in the Covered Countries.  Further, we know or have reason to believe that these necessary conflict minerals may not be conflict minerals from recycled or scrap sources.  Accordingly, we conducted due diligence on the source and chain of custody of those necessary conflict minerals and have prepared this Conflict Minerals Report.

For 2013, as a result of the supply chain surveys that we conducted using the CMRT, we received responses from approximately 77% of our identified, potential 3TG suppliers.

Description of Due Diligence Measures and Performance

RFMD has established a conflict minerals compliance program this is designed to be consistent with the framework provided by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and its related supplements, and we encourage our suppliers to do likewise.

Our design of due diligence measures featured: (1) establishment of strong internal company management systems; (2) identification and assessment of risks in the supply chain; (3) design and implementation of a strategy to respond to risks as they are identified; (4) support of industry organizations to carry out independent third-party audits of smelters’ and refiners’ due diligence practices; and (5) preparation of this annual Conflict Minerals Report.

Our 2013 compliance program included, but was not limited to:

•	the development of an internal Conflict Minerals Policy (which is available on our website at www.rfmd.com under “Quality” in “Sustainability - Conflict Minerals Statement”);

•	the addition of a conflict minerals clause in our purchase order standard terms and conditions as well as the addition of a conflict minerals clause into new and existing supplier agreements;

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the establishment of a governance structure with cross functional team members and senior executives, who are responsible for implementing our conflict minerals compliance strategy.  Senior management is briefed about the results of our due diligence efforts on a regular basis;

•	an internal business review to identify direct in-scope suppliers;

•	membership and active participation in CFSI, a leading industry program that helps manage risk by improving supply chain transparency on conflict minerals, including the Smelter Identification Team;

•	the survey of 132 identified, potential in-scope suppliers using the standard CMRT;

•	the development of systems to track metrics related to the number of surveyed supplier responses;

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the design and adoption of a risk management plan that includes (1) due diligence reviews of suppliers, smelters and refiners which we identified may be sourcing or processing conflict minerals from the Covered Countries which may not be from recycled or scrap sources; and (2) establishment of an escalation process for cases when risks are identified;

•	contact with direct suppliers on responses to supply chain surveys that we identified contained incomplete or potentially inaccurate information to seek additional clarifying information;

•
comparison of smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conflict-free” designation from the CFSI’s Conflict Free Smelter Program (CFSP) or other independent third party audit program, which designations provide country of origin and due diligence information on the conflict minerals sourced by such facilities; and

•	documentation of country of origin information for the CFS validated smelters and refiners identified by the supply chain survey as provided to CFSI members.

Due Diligence Results

After the completion of our due diligence efforts for the 2013 reporting period, RFMD was unable to determine the original sources of all the necessary conflict minerals that originated or may have originated from the Covered Countries and are contained in our products.

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct in-scope suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.

Our 2013 in-scope supplier survey results have concluded that the majority of our in-scope suppliers have provided a company-level CMRT that does not specifically identify the smelters or refiners used for a particular part, component, division, or business customer. Likewise, in cases where our direct in-scope suppliers provided a division, product category, or part-level report, the identification of the smelters and refiners that support our specific products could not be determined due to even lower tier suppliers reporting on a company basis. Therefore, we are unable to identify with certainty the specific facilities used to process the 3TG in our products. We also rely, to a large extent, on information collected and provided by independent third party audit programs, such as the CFSI’s RCOI data. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

As such, the information received from our RCOI and due diligence efforts, in conjunction with our active participation in CFSI, representing our best reasonable efforts to determine whether any of the conflict minerals contained in our products originated in the Covered Countries, is not sufficient to determine the origin of all 3TG our products contain, whether the 3TG come from recycled or scrap sources, the facilities used to process them, their country of origin, or their mine or location of origin.

Pursuant to the Rule, this report is not subject to an independent private sector audit.

Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2014, we are continuing to engage in the activities described above in “Reasonable Country of Origin Inquiry” and “Due Diligence Measures Design and Performance,” in addition to the following:

•	We are developing systems to track not only in-scope supplier responses, but also smelter status statistics both at the level of each individual supplier and at an overall company level.

•	We have set goals to obtain a 100% response rate from all identified in-scope suppliers, including continued supplier engagement and training.

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We are working with our in-scope suppliers with large smelter lists to narrow the scope of products covered by the CMRT provided to us to be limited only to those materials, parts, components or manufactured products supplied.

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We are immediately engaging with our direct suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

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We are continuing our efforts to directly contact smelters and refiners identified in our supply chain survey process that have not received a “conflict free” designation and request their participation in the CFSP or other independent third party audit program in order for them to obtain such a “conflict free” designation.

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We are developing and implementing a strategy to obtain upstream information by way of bypassing the direct suppliers within our supply chain who are not subject to the Dodd-Frank Act and therefore would not be required to conduct supply chain due diligence on any further downstream suppliers or comply with the reporting obligations pursuant to the Rule.